FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

27 August 2010

HSBC COMPLETES EXIT
FROM U.S. AUTO FINANCE RUN-OFF PORTFOLIO

HSBC has today completed the sale of its remaining US consumer finance auto loan run-off portfolio* to
Santander Consumer USA Inc. (SC USA). The total consideration is approximately US$3.56 billion in cash, subject to post completion adjustments, and SC USA will also assume approximately US$431 million of debt.
The carrying value of the loans at 30 June 2010 was US$4.3 billion.

SC USA previously acquired HSBC's auto finance loan servicing platform and US$1 billion in loan receivables in March 2010.

Media inquiries to Brendan McNamara at +44 (0)20 7991 0655 or
brendan.mcnamara@hsbc.com

* The auto finance loan portfolios are held by the following subsidiaries of
HSBC Finance Corporation:
HSBC Auto Finance Inc., HSBC Auto Credit Inc., HSBC Auto Accounts Inc., HSBC Auto Receivables Corporation; and held by the following subsidiaries of
HSBC USA Inc
.: HSBC Bank USA, N.A., Timberlink Settlement Services (USA) Inc., HSBC Processing Services (USA) Inc.

Notes to editors
:

About HSBC - North America
HSBC North America Holdings Inc
.
is one of the ten largest bank holding companies in the United States with assets of
$334 billion at 30 June 2010 (US GAAP).
The company's businesses serve customers in the following key areas: personal financial services, credit cards, specialty insurance products, commercial banking, private banking, and global banking and markets.

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:

Name: P A Stafford

Title: Assistant Group Secretary

Date: 27 August 2010